Exhibit 99.56

GREENBROOK TMS PROVIDES UPDATE REGARDING COVID-19 RESPONSE

March 25, 2020 - Toronto, Ontario – Greenbrook TMS Inc. (TSX: GTMS) (“Greenbrook” or the “Company”) today provides the following update regarding the impact of the COVID-19 pandemic on Greenbrook’s business and its response to dealing with the pandemic.

As of today, there has been a minimal impact to patient treatment numbers and all of the Company’s active TMS Centers are fully operational. Greenbrook’s TMS Centers have been deemed essential businesses and are permitted to continue to operate following the implementation of temporary exceptional measures by various local and state governments in the United States to minimize the spread of COVID-19.

The Company has been piloting, and effective immediately will be rolling out, a new telehealth platform that facilitates access to care for patients that are seeking treatment, enabling patients to complete certain physician office appointments from home without the need to physically visit a Greenbrook TMS Center. Greenbrook is also assessing opportunities to utilize other technologies to maintain contact with prospective patients that have inquired about Transcranial Magnetic Stimulation (“TMS”) therapy, including through the implementation of an encrypted text messaging platform that will enable patients to stay in touch with the Greenbrook care team from home.

“We recognize that treating Major Depressive Disorder and Obsessive-Compulsive Disorder is more important now than ever before,” commented President and Chief Executive Officer, Bill Leonard. “We are aware of the Center for Disease Control and Prevention’s guidance that individuals with pre-existing mental health conditions should continue treatment during this challenging period. We have therefore taken necessary steps to protect our patients, employees and physician partners in order to continue to be able to deliver the highest quality service at all of our TMS Centers. While the situation remains fluid, and while we expect to see a decrease in traffic at our TMS Centers as the pandemic progresses, we are doing everything we can to be able to continue delivering care to our patients.”

About Greenbrook TMS Inc.

Operating through 123 Company-operated treatment centers, Greenbrook is a leading provider of TMS therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 370,000 TMS treatments to close to 10,000 patients struggling with depression.

For further information please contact:

Erns Loubser

Chief Financial Officer and Treasurer

Greenbrook TMS Inc.

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including with respect to the implementation of patient text messaging applications, or the Company’s future financial or operating performance, constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.